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                                   SCHEDULE
                            DATED OCTOBER 26, 1998
                        TO THE ADMINISTRATION AGREEMENT
                           DATED AS OF APRIL 30, 1996
                                   BETWEEN
                                   CUFUND
                                     AND
                    SEI INVESTMENTS MUTUAL FUNDS SERVICES
                        (FORMERLY, SEI FUND RESOURCES)



Fees: Pursuant to Article 6, Section A, the Trust shall pay the Administrator compensation for services rendered to the Short Term Maturity Portfolio and Adjustable Rate Portfolio (the "Portfolios") at an annual rate, which is calculated daily and paid monthly, which is the greater of:

                  .09% of average daily net assets up to $750 million
                     .0725% of average daily net assets thereafter
                                          or
                                       $250,000

Term: Pursuant to Article 9, the term of this Agreement shall commence on October 26, 1998 and shall remain in effect for one year ("Initial Term"). This Agreement shall continue in effect for successive periods of one year subject to review annually by the Trustees, unless terminated by either party on not less than 90 days prior written notice to the other party. In the event of a material breach of this Agreement by either party, the non-breaching party shall notify the breaching party in writing of such breach and upon receipt of such notice, the breaching party shall have 45 days to remedy the breach or the non-breaching party may immediately terminate this Agreement.


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